Exhibit 99.1

News Release
B2Gold Announces Updated Higher Grade Gold Resource at Wolfshag Zone, Otjikoto Mine, Namibia

Vancouver, January 20, 2015 - B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce a significantly higher grade updated gold mineral resource estimate for the Wolfshag zone located directly adjacent to the east and northeast of the Company’s new open pit Otjikoto Mine in Namibia. All dollar figures are in United States dollars unless otherwise indicated.

The updated inferred mineral resource contains 675,000 ounces of gold within 2.581 million tonnes grading 8.14 grams of gold per tonne (“g/t”) utilizing a 3 g/t cut-off (see notes on page 3). This inferred resource is below a pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the indicated category. The previously released initial inferred resource estimate for the Wolfshag zone was 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces of gold (see news release dated 01/22/14).

The Wolfshag mineral resource estimate has been prepared using a total of 202 core drill holes (58,050 metres).  An additional 31 drill holes (8,207 metres) were completed after the October 24, 2014 database cut-off date. The preliminary results of the holes drilled after the cut-off date do not materially change the results of this mineral resource estimate.

Mineral resources are reported within a pit shell based on a 0.5 g/t cut-off grade.  Mineral resources located below and down plunge of the shell are reported above at 3.0 g/t gold cut-off grade. The reason that the down plunge resource is still in the inferred category is because the 2014 drill spacing was designed to evaluate the Wolfshag zone from an open pit extraction perspective using a drill spacing of 25 metres by 100 metres. As the majority of the Wolfshag zone is now envisioned to be mined underground, additional drilling will be required to infill the resource to the indicated category (25 metre by 25 metre spacing). Engineering studies are under way to determine which portion of Wolfshag could be mined by open pit and which portion by underground mining.

The Company currently plans to commence open pit mining at Wolfshag in 2016.  The conceptual plan would be to blend higher grade material from Wolfshag with ore from the Otjikoto pit resulting in an increase in annual gold production at Otjikoto and improved project economics. The main Otjikoto open pit deposit is 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.34 million ounces of gold (see news release dated 01/10/13)

For 2015, Otjikoto is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost of approximately $500-$525 per ounce and all in sustaining costs of approximately $700 per ounce.  Once the planned mill expansion is completed in the third quarter of 2015, increasing the annual throughput at the mill from 2.5 million tonnes of ore per year to approximately 3 million tonnes per year, the Company expects annual gold production to increase to approximately 200,000 ounces in 2016 and 2017. The Company plans to complete an updated mine plan by the end of 2015 which will further evaluate open pit and underground mining at Wolfshag.

The Wolfshag zone remains open down plunge to the southwest.  In addition, historic Otjikoto deposit holes such as OT98, with 16.0 metres at 5.07 g/t gold, and OT126, with 3.0 metres at 45.84 g/t gold and 26 metres at 3.74 g/t gold including 7.0 metres at 11.15 g/t gold (true width unknown), indicate the exploration potential of the main Otjikoto high grade shoots below the existing pit.  These shoots could possibly be developed underground in conjunction with the Wolfshag resource reported above a cut-off grade of 3.0 g/t gold.

In 2014, the northern portion of the Wolfshag zone (drill sections 8000N to 8850N) was infill drilled to a spacing of 50 metres (along strike) by 25 metres (across strike); the southern portion of the Wolfshag zone (drill sections 7200N to 7900N) was infill drilled to a 100 metre by 25 metre spacing.

As part of the 2014 drill program, nine holes were drilled in the Wolfshag pit shell and a fence of six holes was completed south of the pit shell for evaluating geotechnical characteristics of the Wolfshag zone in support of future engineering studies.   Additionally, detailed metallurgical test work was completed in 2014 on a total of 2.5 tonnes of drill samples from the northern portion of the Wolfshag zone using the Otjikoto feasibility study optimized comminution, gravity and leach conditions.  These conditions were used as the design basis for the Otjikoto process plant circuit. Gold recoveries for the master and variability composites ranged from 94.9% to 97.8% with overall master composite recoveries of 97.2% (scaled to process plant). In addition, all but one Wolfshag maximum comminution test results are less than the design parameters used for sizing the Otjikoto crusher and grinding mills and the maximum abrasion index of 0.24 g/t is much less (softer ore) than the design abrasion index of 0.47 g/t based on the Otjikoto feasibility testing.

Mineral Resource Estimate - Methodology
Mineralized zones were interpreted based on lithology, vein percent, pyrite abundance, magnetite abundance, and at 0.3 g/t and 2 g/t nominal gold grades. Reconciled interpretations and wireframes were also created for the Wolfshag thrust and west and east bounding shears.

For capping, variography and grade estimation the mineralized zones were divided into domains based on their structural and stratigraphic position.

The Wolfshag A (“WA”) and Wolfshag B (“WB”)  mineralization domains account for more than 85% of the above 0.5 g/t gold cut-off grade resource and more than 90% of the additional inferred resource above the 3.0 g/t gold cut-off grade.  Drilling in 2014 continued to confirm the continuity of the Wolfshag zone which has been traced up to 1900 metres down plunge (WB shoot) and remains open to depth. The highest gold grades occur in the western and central portion of the WA shoot, the uppermost mineralized shoot within the Wolfshag zone. The WA shoot has been traced for 1750 metres down plunge and varies in true thickness from 10 to 35 metres (20 metre average) over widths of 55 to 110 metres. The WB shoot is situated 5 to 15 metres below the WA shoot and varies from 3 to 15 metres  (8 metre average) true thickness over 45 to 75 metre widths

High grade outlier samples were capped prior to use in this estimate. Different capping levels were applied to each domain ranging from 4 g/t  to 10 g/t gold in the low grade zone and 14 g/t to 55 g/t gold in the high grade zone.  Gold grades were estimated into the block model using ordinary kriging with the high and low grade domains used to control the estimates.

Bulk density was measured using the wax-coated water immersion method.  A total of 1,079 density measurements were made on mineralized zone samples, and 4,384 measurements were made in waste material.  Density values used to calculate tonnage range from 2.35 to 2.89 tonnes per cubic metre.

Indicated resources within the pit shell are defined in WA and WB domains where drill spacing is approximately 25 by 50 metres. All other domains within the open pit shell were classified as inferred up to a drill hole spacing of 25 by 100 metres. Resources outside the pit were classified as inferred if drill hole spacing was equal to 25 by 100 meters or closer.

Block model grades were validated by visual comparison of drill hole composites to the estimate block model grades on levels, sections and long sections; comparison of nearest neighbour estimates and block model statistics; and comparison of composites to nearest neighbour and kriged estimates on “swath” plots by northing.

The in-pit mineral resource for the Wolfshag zone is reported within a $1,350 per ounce gold maximum NPV pit above a cut-off grade of 0.5 g/t gold. The open pit shell used to report resources was originally run on the January 2014 Wolfshag resource model (see news release dated January 22, 2014). The open pit shell has not been re-optimized based on the 2014 drilling; however, the updated mineral resource in the pit area has not materially changed with the additional drilling completed in 2014.

Economic assumptions used for pit optimization includes:  exchange rate N$8 to $1, plant throughput of 3.0 million tonnes per annum, mining cost of $2.33 per tonne, processing cost of $14.30 per tonne, G&A cost of $6.2 million per annum, gold recovery of 95.8%, mining recovery of 98%, royalties of 3% and pit slope of 40 degrees in weathered material and 50 degrees in fresh rock.

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia, and is owned 90% by B2Gold and 10% by EVI Gold (Pty) Ltd, a Namibian empowerment group.

Notes to accompany Wolfshag Mineral Resource:

1.	Mineral Resources are reported on a 100% basis of which B2Gold’s attributable share is 90%
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability
3.
Due to the uncertainty that may be attached to Inferred mineral resources, it cannot be assumed that all or any part of an Inferred mineral resource will be converted to Indicated or Measured mineral resources as a result of continued exploration

4.	Mineral resources reported at a 0.5 g/t gold cut-off grade are reported within a $1,350 pit shell.
5.	Mineral resource gold grades are reported on an undiluted basis
6.	Tonnes are reported as metric tonnes; gold grades as grams per metric tonne; ounces are troy ounces

B2Gold’s Quality Assurance/Quality Control
Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core sample strings. The results of the control samples are evaluated on a regular basis with batches reanalysed and/or resubmitted as needed.  The primary laboratory for the Otjikoto Project is ALS Minerals in Johannesburg, South Africa, where samples are analysed by metallic screen fire assay with atomic absorption and/or gravimetric finish. Samples are prepared at ALS Minerals in Swakopmund, Namibia. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols.  The mineral resource estimate was prepared under the supervision of Tom Garagan, P.Geo, Senior Vice President of Exploration for B2Gold Corp., a Qualified Person under National Instrument 43-101. The Qualified Person reviewed and approved the contents of this news release.

About B2Gold

B2Gold is a Vancouver based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and a strong portfolio of development and exploration assets in Mali, Nicaragua, Namibia, Philippines, Colombia and Burkina Faso. The Company is projecting to produce approximately 540,000 ounces of gold in 2015 and over 600,000 ounces of gold in 2016.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President of Exploration

For more information on B2Gold please visit the web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration and development activities, completion of construction and the timing and amount of projected production at the Otjikoto Project, other operational and economic projections, and other anticipated developments on the company’s properties.  Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties; litigation; and other risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively.  There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements.  B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, this press release uses the term “resources”, which are not “reserves”.  U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves”.  Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s Industry Guide 7 does not recognize them or permit U.S. companies to disclose them in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral zones in these categories will ever be converted into SEC defined mineral reserves.  Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures.  In addition, the definition of “reserves” under NI 43-101 and the SEC’s Industry Guide 7 differs significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the company may not qualify for reserves as defined in the SEC’s Industry Guide 7.  For the above reasons, information contained in this press release that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.